Filed pursuant to General Instruction II.L. of Form F-10
Registration No. 333-297311

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus Supplement dated August 10, 2026)

(To Prospectus dated July 6, 2026)

August 11, 2026

SCORPIO GOLD CORPORATION

18,070,000 Common Shares

(which may be represented by American depositary shares, each representing 20 common shares)

This Prospectus Supplement No. 1 (this “Prospectus Supplement No. 1”) supplements and amends the prospectus supplement of Scorpio Gold Corporation (the “Company,” “Scorpio,” “Scorpio Gold,” “we,” “us” or “our”) dated August 10, 2026 (the “Original Prospectus Supplement”), which supplements the Company’s prospectus dated July 6, 2026 (the “Prospectus”), filed as part of the Company’s registration statement on Form F-10 (Registration No. 333-297311).

The purpose of this Prospectus Supplement No. 1 is to amend and supplement the information under the heading “Selling Securityholders” in the Original Prospectus Supplement to reflect updated information regarding the beneficial ownership of the Company’s common shares by certain Selling Securityholders.

Accordingly, the information under the heading “Selling Securityholders” in the Original Prospectus Supplement is hereby amended and restated in its entirety as set forth below.

SELLING SECURITYHOLDERS

The common shares covered by the Original Prospectus Supplement, as amended and supplemented by this Prospectus Supplement No. 1, are being registered for resale from time to time by the selling securityholders identified below, whom we refer to as the “Selling Securityholders.” The common shares offered for resale consist of 18,070,000 common shares held by existing U.S. shareholders, including 200,000 common shares acquired by a Selling Securityholder in the private placement completed on July 23, 2026.

The Selling Securityholders may sell the Resale Shares directly as common shares or may deposit some or all of the Resale Shares under the deposit agreement and sell ADSs, with each ADS representing 20 common shares.

The following table sets forth, as of August 10, 2026, information concerning the beneficial ownership of our common shares by each Selling Securityholder and the number of Resale Shares that may be offered and sold from time to time under the Original Prospectus Supplement, as amended and supplemented by this Prospectus Supplement No. 1. The information in the table and the related footnotes has been furnished by or on behalf of the Selling Securityholders.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes securities over which a person has sole or shared voting or investment power. Common shares subject to options, warrants or other rights that are exercisable or convertible within 60 days after August 10, 2026 are deemed to be beneficially owned by the holder for purposes of calculating that holder’s beneficial ownership, but are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

The percentage of common shares beneficially owned before the offering is based on 346,164,194 common shares outstanding as of August 10, 2026. The percentage of common shares beneficially owned after the offering assumes that each Selling Securityholder sells all Resale Shares shown as being offered by that Selling Securityholder Original Prospectus Supplement, as amended and supplemented by this Prospectus Supplement No. 1 and does not acquire or dispose of any other common shares. Because the Selling Securityholders may sell all, some or none of their Resale Shares, we cannot determine the number or percentage of common shares that each Selling Securityholder will beneficially own after completion of the offering. The information shown in the columns relating to beneficial ownership after the offering is therefore based on the assumptions described above.

None of the Selling Securityholders has had any position, office or other material relationship with us or any of our predecessors or affiliates during the past three years.

Based upon information furnished to us by the Selling Securityholders, none of the Selling Securityholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

Selling Securityholder	Common Shares Beneficially Owned Before the Offering	Percentage of Common Shares Beneficially Owned Before the Offering	Resale Shares Offered	Common Shares Beneficially Owned After the Offering(1)	Percentage of Common Shares Beneficially Owned After the Offering(1)
The Marshall Allen Koval Revocable Trust (2)	200,000	0.06%	200,000	0	0%
Marshall Allen Koval (3)		0.23%	800,000	0	0%
Euro Pacific Gold Fund	10,970,000	3.17%	10,970,000	0	0%
Silver Spartan LLC	2,250,000	0.65%	2,250,000	0	0%
Guardian Angel LLC	2,250,000	0.65%	2,250,000	0	0%
Paul Schulstad and Jennifer Oldja JT Ten	800,000	0.23%	800,000	0	0%
BMUS Partners LLC	800,000	0.23%	800,000	0	0%
Total	18,070,000	5.22%	18,070,000	0	0%

(1)

Assumes that the applicable Selling Securityholder sells all Resale Shares shown as being offered by it under the Original Prospectus Supplement, as amended and supplemented by this Prospectus Supplement No. 1, and does not acquire or dispose of any other common shares. There can be no assurance that any Selling Securityholder will sell all or any portion of the Resale Shares covered by the Original Prospectus Supplement, as amended and supplemented by this Prospectus Supplement No. 1.

(2)	Represents 200,000 common shares acquired in the private placement completed on July 23, 2026.
(3)

Marshall Allen Koval (“Mr. Koval”) is the beneficial owner of the 800,000 Common Shares reported in the table and is also the trustee of The Marshall Allen Koval Revocable Trust (the “Trust”), with sole voting and dispositive power over the 200,000 common shares held by the Trust.

Except as expressly amended and supplemented by this Prospectus Supplement No. 1, all other information contained in the Original Prospectus Supplement and the Prospectus remains unchanged.